November 11, 2016

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ELEPHANT TALK COMMUNICATIONS CORP.

(NOW KNOWN AS PARETEUM CORPORATION)

Registration Statement on Form S-3

Filed September 9, 2016

File No. 333-213575

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. EDT on November 14, 2016, or as soon thereafter as is practicable.

Pareteum Corporation acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PARETEUM CORPORATION

By:	/s/ Alexander Korff
Alexander Korff, General Counsel